Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-125057

PROSPECTUS SUPPLEMENT

(To prospectus dated August 19, 2005)

2,200,000 Shares

Common Shares of Beneficial Interest

We are offering 2,200,000 of our common shares of beneficial interest. Our common shares are listed on the New York Stock Exchange under the symbol “LHO.” The last reported sale price of our common shares on the New York Stock Exchange on October 6, 2005, was $35.10 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 5 of our Annual Report on Form 10-K for the year ended December 31, 2004.

	Per Share	Total
Public Offering Price	$34.30	$75,460,000
Underwriting Discounts and Commissions	$0.52	$1,144,000
Proceeds, before Expenses, to Us	$33.78	$74,316,000

Delivery of the common shares will be made on or about October 12, 2005.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase a maximum of 220,000 additional common shares to cover over-allotments of shares, exercisable at any time until 30 days after the date of this prospectus supplement.

Sole Bookrunning Manager	Co-Lead Manager
Wachovia Securities	Raymond James

A.G. Edwards

Robert W. Baird & Co.

KeyBanc Capital Markets

BB&T Capital Markets

The date of this prospectus supplement is October 7, 2005.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in the prospectus before making an investment decision. In this prospectus supplement, the terms the “Company,” “we,” “us” or “our” include LaSalle Hotel Properties, LaSalle Hotel Operating Partnership, L.P. and their consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions, we are making forward-looking statements. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

S-ii

LASALLE HOTEL PROPERTIES

LaSalle Hotel Properties, a Maryland real estate investment trust, is a self-managed and self-administered REIT that buys, owns and leases primarily upscale and luxury full-service hotels located in convention, resort and major urban business markets.

As of the date hereof, we own interests in 23 hotels with approximately 7,600 rooms/suites located in 10 states and the District of Columbia. We own 100% equity interests in 22 of these hotels and a non-controlling 9.9% equity interest in a joint venture that owns one hotel. Our hotels are leased under participating leases that provide for rental payments equal to the greater of base rent or participating rent based on fixed percentages of gross hotel revenues. Each of our hotels is managed by an independent hotel operator.

In the ordinary course of our business, we continually evaluate hotels for possible acquisition. At any given time, we may be a party to one or more conditional purchase agreements with respect to these possible acquisitions and may be in various stages of due diligence as part of our evaluations. Consummation of any potential transaction is necessarily subject to significant outstanding conditions, including satisfactory completion of our due diligence. As a result, we can make no assurance that any such transaction will be completed, or, if completed, what the terms or timing of any transaction will be.

We are the sole general partner of LaSalle Hotel Operating Partnership, L.P., our operating partnership. Substantially all of our assets are held directly or indirectly by, and all of our operations are conducted through, the operating partnership.

Our principal offices are located at 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814. Our website is www.lasallehotels.com. The information contained on our website is not part of this prospectus supplement.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting the underwriting discounts and commissions and other estimated offering expenses, will be $74,191,000 ($81,622,600 if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds of this offering to fund potential acquisitions and to repay amounts outstanding under our senior unsecured credit facility and the unsecured credit facility of our taxable REIT subsidiary, LaSalle Hotel Lessee, Inc. At October 5, 2005 the interest rate payable on our senior unsecured credit facility was approximately 5.56% per year and the principal amount outstanding was approximately $52.5 million. At October 5, 2005 the interest rate payable on our taxable REIT subsidiary’s unsecured credit facility was approximately 5.56% per year and the principal amount outstanding was approximately $13.1 million. Pending application of the net proceeds from this offering as described above, we may invest such proceeds in short-term, interest bearing investments that are consistent with our qualification as a REIT.

Affiliates of three of the underwriters participating in this offering, Wachovia Capital Markets, LLC, Raymond James & Associates, Inc. and KeyBanc Capital Markets, a division of McDonald Investments Inc., are lenders under our senior unsecured credit facility, and such affiliates will receive a pro rata portion of the proceeds from this offering used to repay amounts outstanding under our senior unsecured credit facility.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated October 7, 2005, the underwriters named below, for whom Wachovia Capital Markets, LLC is acting as the representative, have severally agreed to purchase from us the respective number of common shares set forth opposite their names below:

Underwriter	Number of Shares
Wachovia Capital Markets, LLC	1,232,000
Raymond James & Associates, Inc.	440,000
A.G. Edwards & Sons, Inc.	264,000
Robert W. Baird & Co. Incorporated	110,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	110,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	44,000

Total	2,200,000

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the common shares offered by this prospectus supplement are subject to certain conditions precedent, including the receipt of certain certificates, opinions and letters from us, our attorneys and independent accountants. The underwriting agreement obligates the underwriters to purchase all the common shares offered by this prospectus supplement if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to various dealers at that price less a concession not in excess of $0.31 per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the public offering price and other selling terms.

We have granted the underwriters a one-time option, exercisable within 30 days of the date of this prospectus supplement, to purchase up to an aggregate of 220,000 additional common shares from us to cover over-allotments, if any, at the public offering price less the underwriting discount and less an amount per share equal to any dividends or distributions declared by us and payable on the common shares delivered on October 12, 2005, but not payable on the common shares purchased pursuant to the over-allotment option. If purchased, the additional common shares will be sold by the underwriters on the same terms as those on which the common shares offered by this prospectus supplement are being sold. The underwriters may exercise the over-allotment option only once and only to cover over-allotments made in connection with the sale of common shares offered in this offering.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares, both on a per share basis and in total.

Payable by LaSalle Hotel Properties

		Total
	Per Share	No Exercise	Full Exercise
Public Offering Price	$34.30	$75,460,000	$83,006,000
Underwriting Discounts and Commissions	$0.52	$1,144,000	$1,258,400
Proceeds, before Expenses, to Us	$33.78	$74,316,000	$81,747,600

The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be $125,000 and are payable by us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

Subject to specified exceptions, each of Messrs. Jon E. Bortz, Michael D. Barnello and Hans S. Weger has agreed that for a period of 30 days after the date of this prospectus supplement he will not, without the prior written consent of Wachovia Capital Markets, LLC, offer, sell, contract to sell, pledge, loan, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares, any securities convertible into or exercisable or exchangeable for any shares, any rights to purchase or otherwise acquire shares or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares.

In addition, we have agreed that, for a period of 30 days after the date of this prospectus supplement, we will not, directly or indirectly, without the prior written consent of Wachovia Capital Markets, LLC, offer, pledge, sell or contract to sell any shares; sell any option or contract to sell any shares; purchase any option or contract to sell any shares; grant any option, right or warrant to purchase any shares; enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares; take any of the foregoing actions with respect to any securities convertible into or exchangeable or exercisable for or repayable with shares; or, except as provided below, file with the Securities and Exchange Commission a registration statement under the Securities and Exchange Act of 1933, as amended, relating to any additional shares or securities convertible into shares. Notwithstanding the foregoing, we will not be restricted from issuing shares or other securities convertible into shares upon the exercise of outstanding employee share options and options pursuant to our employee benefit plans, pursuant to non-employee trustee share plans, pursuant to our dividend reinvestment plan, pursuant to employee option plans in the ordinary course of business or upon conversion of any currently outstanding convertible securities, or from issuing units in our operating partnership, LaSalle Hotel Operating Partnership, L.P., as consideration for the acquisition of properties directly or indirectly by us or one of our subsidiaries, or filing a registration statement relating to shares underlying units in our operating partnership.

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase our common shares. As an exception to these rules, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while the offering is in progress. Stabilizing transactions may include making short sales of our common shares, which involve the sale by an underwriter of a greater number of common shares than it is required to purchase in the offering, and purchasing common shares from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising the over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of the offering to repay the selling concession received by them.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

Our common shares are listed on the New York Stock Exchange under the symbol “LHO.”

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, financial advisory and other services to us for which they have received, and may in the future receive, customary fees. Affiliates of Wachovia Capital Markets, LLC, Raymond James & Associates, Inc. and KeyBanc Capital Markets, a division of McDonald Investments Inc., are lenders under our senior unsecured credit facility and will receive a pro rata portion of the net proceeds of this offering used to repay amounts outstanding under our senior unsecured credit facility.

LEGAL MATTERS

DLA Piper Rudnick Gray Cary US LLP, Raleigh, North Carolina will issue an opinion about the legality of the common shares. Sidley Austin Brown & Wood LLP, New York, New York, counsel to the underwriters, will also issue an opinion to the underwriters.

EXPERTS

The consolidated financial statements and schedule of LaSalle Hotel Properties as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states the Company acquired Chaminade Resort and Conference Center on November 18, 2004, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, Chaminade’s internal control over financial reporting associated with total assets of $19,686,000 and total revenues of $1,028,000 as of and for the year ended December 31, 2004.

The financial statements of Westban Hotel Venture as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s site at http://www.sec.gov.

PROSPECTUS

$368,956,150

Common Shares, Common Share Warrants,

Preferred Shares, Preferred Share Warrants

and Depositary Shares

We may offer from time to time up to $368,956,150 of our common shares, preferred shares, depositary shares representing interests in our preferred shares and warrants to purchase common shares or preferred shares. Our common shares are listed on the New York Stock Exchange under the symbol “LHO.”

We may offer the securities at prices and on terms to be set forth in one or more supplements to this prospectus. The securities may be offered directly, through agents on our behalf or through underwriters or dealers.

The terms of the securities may include ownership limitations and transfer restrictions necessary to preserve our status as a real estate investment trust.

You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the SEC before buying our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 19, 2005.

i

ABOUT THIS PROSPECTUS

We refer to LaSalle Hotel Properties as the “Company,” LaSalle Hotel Operating Partnership, L.P. as the “Operating Partnership” and LaSalle Hotel Lessee, Inc., the Company’s taxable real estate investment trust subsidiary, as “LHL.”

This prospectus is part of a shelf registration statement. Under this shelf registration statement, we may sell any combination of common shares, warrants, preferred shares and depositary shares in one or more offerings for total proceeds of up to $368,956,150. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add, update or change information contained in this prospectus. Before you buy any of our securities, it is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

LASALLE HOTEL PROPERTIES

The Company is a Maryland real estate investment trust that buys, owns and leases primarily upscale and luxury full-service hotels located in convention, resort and major urban business markets. The Company is a self-administered and self-managed real estate investment trust, as defined in the Internal Revenue Code of 1986, as amended. As a real estate investment trust, or REIT, the Company generally is not subject to federal corporate income tax on that portion of its net income that is currently distributed to shareholders.

As of June 30, 2005, the Company owned interests in 22 hotels with approximately 6,800 suites/rooms located in 10 states and the District of Columbia. The Company owns 100% equity interests in 21 of the hotels and a non-controlling 9.9% equity interest in a joint venture that owns one hotel. Each hotel is leased under a participating lease that provides for rental payments equal to the greater of (i) base rent or (ii) participating rent based on hotel revenues. An independent hotel operator manages each hotel. Two of the hotels are leased to unaffiliated lessees (affiliates of whom also operate these hotels) and 19 of the hotels are leased to LHL or a wholly owned subsidiary of LHL. Lease revenue from LHL and its wholly owned subsidiaries is eliminated in consolidation. The hotel that is owned by the joint venture that owns the Chicago Marriott Downtown is leased to Chicago 540 Lessee, Inc., in which the Company has a non-controlling 9.9% equity interest.

Substantially all of the Company’s assets are held by, and all of its operations are conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership. The Company owned approximately 99.0% of the Operating Partnership at June 30, 2005. At June 30, 2005, the remaining 1.0% is held by other limited partners who hold 303,090 limited partnership units. Limited partnership units are redeemable for cash, or at the option of the Company, for a like number of common shares of beneficial interest of the Company.

USE OF PROCEEDS

As required by the terms of the partnership agreement of the Operating Partnership, the Company must invest the net proceeds of any sale of common shares, preferred shares or depositary shares in the Operating Partnership in exchange for additional common units or preferred units. Unless otherwise specified in the applicable prospectus supplement, the net proceeds from the sale of the securities will be used for the repayment of existing indebtedness, the acquisition or development of additional hotel properties, the renovation, expansion and improvement of our existing hotels and for other general corporate purposes.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

SHARE DIVIDENDS

The following table sets forth the consolidated ratios of earnings to combined fixed charges and preferred share dividends for the periods shown:

Six Months Ended June 30, 2005	1.4x
Year Ended December 31, 2004	1.0x
Year Ended December 31, 2003	0.4x	(1)
Year Ended December 31, 2002	0.4x	(1)(2)
Year Ended December 31, 2001	0.9x	(1)(2)
Year Ended December 31, 2000	1.3x	(2)

(1)	The shortfalls of earnings to combined fixed charges and preferred share dividends for the years ended December 31, 2003, 2002 and 2001 were approximately $15,385,000, $14,282,000 and $2,609,000, respectively.
(2)	We did not have any preferred shares outstanding prior to March 2002.

The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by the aggregate of fixed charges and preferred share dividends. For this purpose, earnings consist of pretax income from continuing operations before minority interest, fixed charges (excluding interest capitalized), amortization of capitalized interest, extraordinary items and preferred share dividends. Fixed charges consist of interest expense (including interest costs capitalized), preferred share dividends and amortized premiums, discounts and capitalized expenses related to indebtedness.

DESCRIPTION OF COMMON SHARES

General

Under Maryland law, a shareholder is not personally liable for our obligations solely as a result of being a shareholder. Our Declaration of Trust provides that no shareholder shall be liable for any debt or obligation of ours by reason of being a shareholder nor shall any shareholder be subject to any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a shareholder. Our Amended and Restated Bylaws further provide that we shall indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we shall reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance which we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

Our Declaration of Trust provides that we may issue up to 100 million common shares of beneficial interest, par value $.01 per share. In addition, units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at our option, common shares on a one-for-one basis. On July 20, 2005, there were 30,145,891 common shares outstanding.

All of the common shares offered hereby have been duly authorized and will be fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of our Declaration of Trust regarding restrictions on transfers of shares of beneficial interest, holders of common shares are entitled to receive distributions if, as and when authorized and declared by our Board of Trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all our known debts and liabilities.

Subject to the provisions of our Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of common shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any trustees.

Holders of common shares have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the exchange provisions of our Declaration of Trust regarding restrictions on transfer, common shares have equal distribution, liquidation and other rights.

Certain Provisions of the Declaration of Trust

Pursuant to Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge, unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust’s declaration of trust. Our Declaration of Trust provides that the Board of Trustees, with the approval of a majority of the votes entitled to be cast at a meeting of shareholders, may amend our Declaration of Trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class that we have the authority to issue. Our Declaration of Trust also provides that a merger transaction or termination of the trust must be approved, at a meeting of the shareholders called for that purpose, by the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of all the votes entitled to be cast on the matter. Under Maryland law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code or Maryland law without the affirmative vote of the shareholders. Our Declaration of Trust permits such action by our Board of Trustees.

Limitations of Liability and Indemnification of Trustees and Officers

Maryland law and the Company’s Declaration of Trust exculpate each trustee and officer in actions by the Company or by shareholders in derivative actions from liability unless the trustee or officer has received an improper personal benefit in money, property or service or has acted dishonestly, as established by a final judgment of a court.

The Declaration of Trust also provides that the Company will indemnify a present or former trustee or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a trust to indemnify its present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, trustee or other similar capacity. However, Maryland law prohibits indemnification if a court establishes that:

•	the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the trustee or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

We believe that the exculpation and indemnification provisions in the Declaration of Trust help induce qualified individuals to agree to serve as officers and trustees of the Company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. You should be aware, however, that these provisions in the Company’s Declaration of Trust and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions. We also maintain an insurance policy covering certain liabilities incurred by the Company’s trustees and officers in connection with the performance of their duties.

The above indemnification provisions could operate to indemnify trustees, officers or other persons who exert control over the Company against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Classification of Board of Trustees, Vacancies and Removal of Trustees

Our Board of Trustees is divided into three classes of trustees, serving staggered three year terms. At each annual meeting of shareholders, the class of trustees to be elected at the meeting will be elected for a three-year term and the trustees in the other two classes will continue in office. A trustee may only be removed for cause by the affirmative vote of a majority of the Company’s outstanding common shares. We believe that classified trustees will help to assure the continuity and stability of our Board of Trustees and our business strategies and policies as determined by our Board of Trustees. The use of a staggered board may delay or defer a change in control of our company or the removal of incumbent management.

The Company’s Declaration of Trust and Bylaws provide that a majority of the remaining trustees may fill any vacancy on the Board of Trustees. In addition, the Company’s Bylaws provide that only the Board of Trustees may increase or decrease the number of persons serving on the Board of Trustees. These provisions preclude shareholders from removing incumbent trustees, except for cause and upon a majority affirmative vote, and from filling the vacancies created by such removal with their own nominees until the next annual meeting of shareholders.

Restrictions on Ownership

To maintain our REIT qualification, not more than 50% in value of the Company’s outstanding capital shares may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year and at least 100 persons must beneficially own its outstanding capital shares for at least 335 days per 12-month taxable year. To help ensure that the Company meets these tests, the Company’s Declaration of Trust provides that no person may own more than 9.8% in number or value of the Company’s issued and outstanding common shares or any series of preferred shares. The Board of Trustees may waive the ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize the Company’s REIT status.

The restrictions on transferability and ownership will not apply if the Board of Trustees determine that it is no longer in the Company’s best interest to be a REIT. The Company has no current intention to seek to change its REIT tax status.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

If you own more than 5% of the Company’s common shares or any series of preferred shares, you must file a written response to the Company’s request for share ownership information, which the Company will mail to you no later than January 30th of each year. This notice should contain your name and address, the number of shares you own and a description of how you hold the shares. In addition, you must disclose to us in writing any additional information we request in order to determine the effect of your ownership of such shares on the Company’s status as a REIT.

These ownership limitations could have the effect of precluding a third party from obtaining control over the Company unless the Company’s Board of Trustees determine that maintaining REIT status is no longer desirable.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is LaSalle Bank, N.A.

DESCRIPTION OF PREFERRED SHARES

General

Our Declaration of Trust provides that we may issue up to 20 million preferred shares, $.01 par value per share. As of July 20, 2005, 3,991,900 shares of our 10 1/4% Series A Cumulative Redeemable Preferred Shares and 1,100,000 shares of our 8 3/8% Series B Cumulative Redeemable Preferred Shares were issued and outstanding.

The issuance of preferred shares could adversely affect the voting power, dividend rights and other rights of holders of common shares. Although our Board of Trustees has no intention at the present time, it could establish a series of preferred shares that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for the common shares or otherwise be in the best interest of the holders thereof. Management believes that the availability of preferred shares will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Terms

Subject to the limitations prescribed by our Declaration of Trust, our Board of Trustees is authorized to fix the number of shares constituting each series of preferred shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the provisions as may be desired concerning voting, redemption, distributions, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of our Board of Trustees. The preferred shares will, when issued, be fully paid and nonassessable and will have no preemptive rights.

Articles supplementary that will become part of the Company’s Declaration of Trust will reflect the specific terms of any new series of preferred shares offered. A prospectus supplement will describe these specific terms, including:

•	The title and stated value of the preferred shares;

•	The number of preferred shares, the liquidation preference per preferred share and the offering price of the preferred shares;

•	The distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred shares;

•	The date from which distributions on the preferred shares shall accumulate, if applicable;

•	The procedures for any auction and remarketing, if any, for the preferred shares;

•	The provision for a sinking fund, if any, for the preferred shares;

•	The provisions for redemption, if applicable, of the preferred shares;

•	Any listing of the preferred shares on any securities exchange;

•	The terms and conditions, if applicable, upon which the preferred shares may or will be convertible into our common shares, including the conversion price or manner of calculation thereof;

•	The relative ranking and preferences of the preferred shares as to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs;

•	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT;

•	A discussion of material federal income tax considerations applicable to the preferred shares; and

•	Any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

Rank

Unless otherwise specified in the applicable prospectus supplement, the preferred shares will, with respect to distribution rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to our common shares and to all other classes or series of equity securities issued by us ranking junior to the preferred shares;

•	on a parity with all classes or series of equity securities issued by us which by their terms rank on a parity with the preferred shares; and

•	junior to all classes or series of equity securities, not including convertible debt securities, issued by us which by their terms rank senior to the preferred shares.

Distributions

Unless otherwise specified in the applicable prospectus supplement, the preferred shares will have the rights with respect to payment of distributions set forth below.

Holders of the preferred shares of each series will be entitled to receive, when, as and if authorized by our Board of Trustees, out of assets legally available for payment, cash distributions in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each distribution shall be payable to holders of record as they appear on our share transfer books on the record dates as shall be fixed by our Board of Trustees.

Distribution on any series of preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Distribution, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Trustees fails to authorize a distribution payable on a distribution payment date on any series of preferred shares for which distribution are non-cumulative, then the holders of the series of preferred shares will have no right to receive a distribution in respect of the related distribution period and we will have no obligation to pay the distribution accrued for the period, whether or not distributions on the series of preferred shares are declared payable on any future distribution payment date.

If preferred shares of any series are outstanding, no full distributions will be authorized or paid or set apart for payment on any of our capital shares of any other series ranking, as to distributions, on a parity with or junior to the preferred shares of the series for any period unless:

•	if the series of preferred shares has a cumulative distribution, full cumulative distributions have been or contemporaneously are authorized and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past distribution periods and the then current distribution period; or

•	if the series of preferred shares do not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for the payment on the preferred shares of the series.

When distributions are not paid in full (or a sum sufficient for the full payment is not so set apart) on preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to distributions with the preferred shares of the series, all distributions authorized upon preferred shares of the series and any other series of preferred shares ranking on a parity as to distributions with the preferred shares shall be authorized pro rata so that the amount of distributions authorized per preferred share of the series and the other series of preferred shares shall in all cases bear to each other the same ratio that accrued distributions per share on the preferred shares of the series and the other series of preferred shares (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if the preferred shares do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on preferred shares of the series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless (1) if the series of preferred shares has a cumulative distribution, full cumulative distributions on the preferred shares of the series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (2) if the series of preferred shares does not have a cumulative distribution, full distributions on the preferred shares of the series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no distributions (other than in common shares or other capital shares ranking junior to the preferred shares of the series as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be authorized or made upon the common shares, or any other of our capital shares ranking junior to or on a parity with the preferred shares of the series as to distributions or upon liquidation, nor shall any shares of common shares, or any other capital shares ranking junior to or on a parity with the preferred shares of the series as to distributions or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares) by us except:

•	by conversion into or exchange for any of our other capital shares ranking junior to the preferred shares of the series as to distributions and upon liquidation;

•	by redemption, purchase or acquisition of equity securities under any of our incentive, benefit or share purchase plans for officers, Trustees or employees or others performing or providing similar services; or

•	by other redemption, purchase or acquisition of such capital shares for the purpose of preserving our status as a REIT.

Redemption

If so provided in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

The prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of preferred shares that we will redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid distributions thereon (which shall not, if the preferred shares do not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of the preferred shares may provide that, if no capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred shares shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable prospectus supplement.

The Company will not redeem less than all of a series of preferred shares, or purchase or acquire preferred shares of any series, other than conversions or exchanges for common stock or other capital stock junior to the preferred shares, unless:

•	if the series of preferred shares has cumulative dividends, the Company has declared and paid full cumulative dividends for all past and current dividend periods for this series or declared and reserved funds for payment; or

•	if the series of preferred shares does not have cumulative dividends, the Company has declared and paid full dividends for the current dividend period or declared and reserved funds for payment. If fewer than all of the outstanding preferred shares of any series are to be redeemed, the number of shares to be redeemed will be determined by us and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot or in any other reasonable manner.

The Company may, however, purchase or acquire preferred shares of any series to preserve its status as a REIT or pursuant to an offer made on the same terms to all holders of preferred stock of that series.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on the share transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and series of the preferred shares to be redeemed;

•	the redemption price; o the place or places where certificates for the preferred shares are to be surrendered for payment of the redemption price;

•	that distribution on the shares to be redeemed will cease to accumulate on the redemption date; and

•	the date upon which any conversion rights will terminate.

If fewer than all the preferred shares of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of preferred shares to be redeemed from each holder. If notice of redemption of any preferred shares has been given and if the funds necessary for redemption have been set aside by us in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date distribution will cease to accumulate on the preferred shares, and all rights of the holders of the preferred shares will terminate, except the right to receive the redemption price.

Liquidation Preference

If the Company liquidates, dissolves or winds up its affairs, then holders of each series of preferred shares will receive out of the Company’s legally available assets a liquidating distribution in the amount of the liquidation preference per share for that series as specified in the prospectus supplement, plus an amount equal to all dividends accrued and unpaid, but not including amounts from prior periods for non-cumulative dividends, before the Company makes any distributions to holders of its common shares or any other capital shares ranking junior to the preferred shares. Once holders of outstanding preferred shares receive their respective liquidating distributions, they will have no right or claim to any of the Company’s remaining assets. In the event that the Company’s assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding preferred shares and all other classes or series of its capital shares ranking on a parity with its preferred shares, then the Company will distribute its assets to those holders in proportion to the full liquidating distributions to which they would otherwise have received.

After the Company has paid liquidating distributions in full to all holders of its preferred shares, it will distribute its remaining assets among holders of any other capital shares ranking junior to the preferred shares according to their respective rights and preferences and number of shares. For this purpose, a consolidation or merger of the Company with any other corporation or entity, or a sale of all or substantially all of the Company’s property or business, does not constitute a liquidation, dissolution or winding up of the Company’s affairs.

Voting Rights

Holders of preferred shares will not have any voting rights, except as set forth below or in the prospectus supplement or as otherwise required by law.

Whenever the Company has not paid dividends on any preferred shares for six or more consecutive quarterly periods, the holders of such shares may vote, separately as a class with all other series of preferred shares on which the Company has not paid dividends, for the election of two additional trustees of the Company. In this event, the Company’s Board of Trustees will be increased by two trustees. The holders of record of at least 10% of any series of preferred shares on which the Company has not paid dividends may call a special meeting to elect these additional trustees unless the Company receives the request less than 90 days before the date of the next annual or special meeting of stockholders. Whether or not the holders call a special meeting, the holders of a series of preferred shares on which the Company has not paid dividends may vote for the additional trustees at the next annual meeting of shareholders and at each subsequent annual meeting until:

•	if the series of preferred shares has a cumulative dividend, the Company has fully paid all unpaid dividends on the shares for the past dividend periods and the then current dividend period, or the Company has declared the unpaid dividends and set apart a sufficient sum for their payment; or

•	if the series of preferred shares does not have a cumulative dividend, the Company has fully paid four consecutive quarterly dividends, or the Company has declared the dividends and set apart a sufficient sum for their payment.

Unless the prospectus supplement provides otherwise, the Company cannot take any of the following actions without the affirmative vote of holders of at least two-thirds of the outstanding shares of each series of preferred shares:

•	authorize, create or increase the authorized or issued amount of any class or series of capital stock ranking senior to the series of preferred shares as to dividends or liquidation distributions;

•	reclassify any authorized capital shares into shares ranking senior to the series of preferred stock as to dividends or liquidation distributions;

•	issue any obligation or security convertible into or evidencing the right to purchase any share ranking senior to the series of preferred shares as to dividends or liquidation distributions; or

•	amend, alter or repeal any provision of the Company’s charter, whether by merger, consolidation or other event, in a manner that materially and adversely affects any right, preference, privilege or voting power of the preferred shares.

For these purposes, the following events do not materially and adversely affect a series of preferred stock:

•	an increase in the amount of the authorized shares of preferred shares;

•	the creation or issuance of any other series of preferred shares; or

•	an increase in the amount of authorized shares of any preferred share series ranking the same as or junior to such series as to dividends and liquidation distributions.

The holders of a series of preferred shares will have no voting rights, however, if the Company redeems or calls for redemption all outstanding shares of the series and deposits sufficient funds in a trust to effect the redemption on or before the time the act occurs requiring the vote.

Shareholder Liability

As discussed above under “Description of Common Shares—General,” under Maryland law, a shareholder, including holders of preferred shares, is not personally liable for the our obligations solely as a result of his status as a shareholder. Our Declaration of Trust provides that no shareholder shall be liable for any debt or obligation of ours by reason of being a shareholder nor shall any shareholder be subject to any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a shareholder. Our Bylaws further provide that we shall indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we shall reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance which we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

Restrictions on Ownership

As discussed above under “Description of Common Shares—Restrictions on Ownership,” in order for us to qualify as a REIT, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. As a result, the Company’s Declaration of Trust provides generally that no holder may beneficially own more than 9.8% in number or value of the Company’s issued and outstanding common shares or any series of preferred shares. The articles supplementary designating the terms of each series of preferred shares may contain additional provisions restricting the ownership and transfer of the preferred shares. The prospectus supplement will specify any additional ownership limitation relating to a series of preferred shares.

Registrar and Transfer Agent

Unless otherwise specified in the applicable prospectus supplement, the registrar and transfer agent for the preferred shares will be LaSalle Bank, N.A.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which would represent a fractional interest of a share of a particular series of preferred shares. We will deposit preferred shares represented by depositary shares under a separate deposit agreement among us, a preferred share depositary and the holders of the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will possess, in proportion to the fractional interest of a preferred share represented by the depositary share, all the rights and preferences of the preferred shares represented by the depositary shares.

Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred shares to a preferred share depositary, the preferred share depositary will issue the depositary receipts.

Dividends and Other Distributions

The depositary will distribute all cash dividends on the preferred shares to the record holders of the depositary shares. Holders of depositary shares generally must file proofs, certificates and other information and pay charges and expenses of the depositary in connection with distributions.

If a distribution on the preferred shares is other than in cash and it is feasible for the depositary to distribute the property it receives, the depositary will distribute the property to the record holders of the depositary shares. If such a distribution is not feasible and we approve, the depositary may sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Withdrawal of Stock

Unless we have previously called the underlying preferred shares for redemption or the holder of the depositary shares has converted such shares, a holder of depositary shares may surrender them at the corporate trust office of the depositary in exchange for whole or fractional underlying preferred shares together with any money or other property represented by the depositary shares. Once a holder has exchanged the depositary shares, the holder may not redeposit the preferred shares and receive depositary shares again. If a depositary receipt presented for exchange into preferred shares represents more preferred shares than the number to be withdrawn, the depositary will deliver a new depositary receipt for the excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem preferred shares held by a depositary, the depositary will redeem the corresponding amount of depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts payable with respect to the preferred shares. If we intend to redeem less than all of the underlying preferred shares, we and the depositary will select the depositary shares to be redeemed as nearly pro rata as practicable without creating fractional depositary shares or by any other equitable method determined by us that preserves our REIT status.

On the redemption date:

•	all dividends relating to the shares of preferred shares called for redemption will cease to accrue;

•	we and the depositary will no longer deem the depositary shares called for redemption to be outstanding; and

•	all rights of the holders of the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary shares are entitled upon redemption.

Voting of the Preferred Shares

When a depositary receives notice regarding a meeting at which the holders of the underlying preferred shares have the right to vote, it will mail that information to the holders of the depositary shares. Each record holder of depositary shares on the record date may then instruct the depositary to exercise its voting rights for the amount of preferred shares represented by that holder’s depositary shares. The depositary will vote in accordance with these instructions. The depositary will abstain from voting to the extent it does not receive specific instructions from the holders of depositary shares. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote, as long as any action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each underlying preferred share represented by the depositary share.

Conversion of Preferred Shares

Depositary shares will not themselves be convertible into common shares or any other securities or property. However, if the underlying preferred shares are convertible, holders of depositary shares may surrender them to the depositary with written instructions to convert the preferred shares represented by their depositary shares into whole shares of common stock, other preferred shares or other capital shares, as applicable. Upon receipt of these instructions and any amounts payable in connection with a conversion, we will convert the preferred shares using the same procedures as those provided for delivery of preferred shares. If a holder of depositary shares converts only part of its depositary shares, the depositary will issue a new depositary receipt for any depositary shares not converted. We will not issue fractional common shares upon conversion. If a conversion will result in the issuance of a fractional share, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common shares on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

We and the depositary may amend any form of depositary receipt evidencing depositary shares and any provision of a deposit agreement. However, unless the existing holders of at least two-thirds of the applicable depositary shares then outstanding have approved the amendment, we and the depositary may not make any amendment that:

•	would materially and adversely alter the rights of the holders of depositary shares; or

•	would be materially and adversely inconsistent with the rights granted to the holders of the underlying preferred shares.

Subject to exceptions in the deposit agreement and except in order to comply with the law, no amendment may impair the right of any holders of depositary shares to surrender their depositary shares with instructions to deliver the underlying preferred shares and all money and other property represented by the depositary shares. Every holder of outstanding depositary shares at the time any amendment becomes effective who continues to hold the depositary shares will be deemed to consent and agree to the amendment and to be bound by the amended deposit agreement.

We may terminate a deposit agreement upon not less than 30 days’ prior written notice to the depositary if:

•	the termination is necessary to preserve our REIT status; or

•	a majority of each series of preferred shares affected by the termination consents to the termination.

Upon a termination of a deposit agreement, holders of the depositary shares may surrender their depositary shares and receive in exchange the number of whole or fractional preferred shares and any other property represented by the depositary shares. If we terminate a deposit agreement to preserve our status as a REIT, then we will use our best efforts to list the preferred shares issued upon surrender of the related depositary shares on a national securities exchange.

In addition, a deposit agreement will automatically terminate if:

•	we have redeemed all underlying preferred shares subject to the agreement;

•	a final distribution of the underlying preferred shares in connection with any liquidation, dissolution or winding up has occurred, and the depositary has distributed the distribution to the holders of the depositary shares; or

•	each underlying preferred shares has been converted into other capital shares not represented by depositary shares.

Charges of a Preferred Share Depositary

We will pay all transfer and other taxes and governmental charges arising in connection with a deposit agreement. In addition, we will generally pay the fees and expenses of a depositary in connection with the performance of its duties. However, holders of depositary shares will pay the fees and expenses of a depositary for any duties requested by the holders that the deposit agreement does not expressly require the depositary to perform.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to resign. We may also remove a depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying preferred shares.

Neither the depositary nor we will be liable if any law or any circumstances beyond our respective control prevent or delay them from performing our respective obligations under a deposit agreement. Our obligations and the obligations of a depositary under a deposit agreement will be limited to performing our respective duties in good faith and without negligence in regard to voting of preferred shares, gross negligence or willful misconduct. Neither we nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying preferred shares unless they are furnished with satisfactory indemnity.

We and any depositary may rely on the written advice of counsel or accountants, or information provided by persons presenting preferred shares for deposit, holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party.

In the event a depositary receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Depositary

The prospectus supplement will identify the depositary for the depositary shares.

Listing of the Depositary Shares

The applicable prospectus supplement will specify whether or not the depositary shares will be listed on any securities exchange.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common shares or preferred shares. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between with a warrant agent specified in the applicable prospectus supplement.

The agent for the warrants will act solely for us in connection with the warrants of the series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants; or the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable; or the designation, amount and terms of the securities purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the securities purchasable upon exercise of the warrants may be purchased; or the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of material federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material federal income tax consequences of the purchase, ownership and disposition of our shares by individuals who hold the shares as capital assets (within the meaning of section 1221 of the Internal Revenue Code). It does not purport to address the federal income tax consequences applicable to all categories of holders, some of which (such as insurance companies, regulated investment companies or dealers in securities) may be subject to special rules. Except as discussed under the caption “Taxation of Foreign Shareholders,” this summary does not address persons who are not U.S. Shareholders (as defined herein).

The specific tax attributes of a particular shareholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of common shares. Therefore, it is essential that each prospective shareholder consult with his or her own tax advisors with regard to the application of the federal income tax laws to the shareholder’s personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Federal Income Taxation of the Company

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code effective for our taxable year ending December 31, 1998. We believe that we have been organized and have operated in the manner as to qualify as a REIT commencing with that taxable year, and we intend to continue to be organized and operated in such a manner as to qualify as a REIT. However, given the complexity of the REIT qualification requirements, we cannot provide any assurance that the actual results of our operations have satisfied or will satisfy the requirements under the Internal Revenue Code for a particular year.

In general, in any year in which we qualify as a REIT, we will generally not be subject to federal corporate income taxes on the net income that we distribute currently to our shareholders. This treatment substantially eliminates the “double taxation” (taxation at both the corporation and shareholder levels) which applies to most corporations. We will, however, still be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed “REIT taxable income” or undistributed net capital gains.

Second, we may be subject to the “alternative minimum tax” on our items of tax preference.

Third, if we have net income from the sale or other disposition of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, then we will be subject to tax on that income at the highest corporate rate. In general, “foreclosure property” is any property we acquire by foreclosure (or otherwise) on default of a lease of such property or a loan secured by such property.

Fourth, if we have net income from prohibited transactions, then that income will be subject to a 100% tax. In general, “prohibited transactions” are sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business.

Fifth, if we fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below), but maintain our qualification as a REIT by satisfying certain other requirements, then we will be subject to a 100% tax on (i) the gross income attributable to the greater of (a) the amount by which we fail the 75% gross income test or (b) the amount by which 95% of our gross income exceeds the amount of gross income qualifying for the 95% gross income test, (ii) multiplied by a fraction intended to reflect our profitability, from and after the taxable year ending December 31, 2005.

Sixth, from and after the taxable year ending December 31, 2005, if we fail to satisfy the any of the REIT asset tests (described below) by more than a de minimis amount, due to reasonable cause, and we nonetheless maintains our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

Seventh, from and after the taxable year ending December 31, 2005, if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

Eighth, if we fail to distribute for each calendar year at least the sum of (i) 85% of our REIT ordinary income, (ii) 95% of our REIT capital gain net income, and (iii) any undistributed taxable income from prior years, then we will be subject to a 4% excise tax on the excess of the required distributions over the actual distributions.

Ninth, if we acquire any asset from a C corporation (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and if we recognize gain on the disposition of such asset during the ten-year period beginning on the date we acquire the asset, then the asset’s “built-in” gain (the excess of the asset’s fair market value at the time we acquired it over the asset’s adjusted basis at that time) will be subject to tax at the highest regular corporate rate (the “Built-In Gain Rule”); and

Tenth, if it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary (as defined herein) on the basis of arm’s length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, then we will be subject to a tax equal to 100% of those amounts.

Requirements for Qualification

Our qualification and taxation as a REIT depend on our ability to satisfy various requirements under the Internal Revenue Code. We are required to satisfy these requirements on a continuing basis through actual annual operating and other results. Accordingly, there can be no assurance that we will be able to continue to operate in a manner so as to remain qualified as a REIT.

The Internal Revenue Code defines a REIT as a corporation, trust, or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation, but for Section 856 through 859 of the Internal Revenue Code;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

•	the beneficial ownership of which is held by 100 or more persons; and no more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of each taxable year; and

•	that meets certain other tests, described below, regarding the composition of its income and assets.

The first four requirements must be satisfied during the entire taxable year, and the fifth must be satisfied during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months). The fifth and sixth requirements did not apply until after the first taxable year for which we elected to be taxed as a REIT. In addition, we will be treated as satisfying the sixth condition for any taxable year for which we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our shares and we do not know, or exercising reasonable due diligence would not have known, that we failed to satisfy such condition.

We intend to comply with Treasury regulations requiring us to ascertain the actual ownership of our outstanding shares. Failure to do so will subject us to a fine. In addition, certain restrictions on the transfer of our shares, imposed by our Declaration of Trust, are meant to help us continue to satisfy the fifth and sixth requirements for qualification described above.

Finally, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

Income Tests.    To remain qualified as a REIT we must satisfy two gross income tests in each taxable year. First, at least 75% of our gross income (excluding gross income from “prohibited transactions”) must come from real estate sources such as rents from real property (as defined below) and interest on obligations secured by real property, and from certain temporary investments. Second, at least 95% of our gross income (excluding gross income from “prohibited transactions”) must come from any combination of income qualifying under the 75% gross income test, dividends, non-real estate mortgage interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Subject to certain restrictions, rents received by a REIT (which include charges for services customarily furnished or rendered in connection with real property and rent attributable to personal property leased in connection with real property) will generally qualify as “rents from real property.” The restrictions imposed include the following:

•	the amount of rent must not be based, in whole or in part, on the income or profits of any person (with an exception for rents based on fixed percentages of the occupant’s receipts or sales);

•	except for certain qualified lodging facilities leased to a taxable REIT subsidiary (described below), the REIT (or a direct or indirect owner of 10% or more of the REIT) may not own (directly or constructively) 10% or more of the tenant (a “Related Party Tenant”);

•	the amount of rent attributable to personal property leased in connection with a lease of real property may not exceed 15% of the total rent received under the lease; and

•	the REIT generally may not operate or manage the property or furnish or render services to the tenants except through (i) a taxable REIT subsidiary (described below) or (2) an “independent contractor” that satisfies certain stock ownership restrictions, that is adequately compensated and from whom we derive no income. (We are not required to use a taxable REIT subsidiary or independent contractor, however, to the extent that any service we provide is “usually or customarily rendered” in connection with the rental of space for occupancy only or is not considered “rendered to the tenants.”)

If, for any taxable year, we fail to satisfy the 75% gross income test, the 95% gross income test, or both, we may nevertheless preserve our REIT status if we satisfy certain relief provisions under the Internal Revenue Code. In general, relief will be available if (i) our failure to meet one or both of the gross income tests is due to reasonable cause rather than willful neglect, (ii) we attached a schedule of the sources of our income to our federal corporate income tax return (or, for our tax years commencing with our 2005 taxable year, we file such a schedule after discovering a failure to meet a gross income test) and (iii) for our taxable years ending before 2005, any incorrect information on the schedule was not due to fraud with intent to evade tax. It is, however, impossible to state whether in all circumstances we would be entitled to the benefit of the relief provisions. As discussed above under the caption “General,” even if we qualified for relief, a tax would be imposed with respect to the amount by which we fail the 75% gross income test or 95% gross income test. Generally, it is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions and if these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.

Asset Tests.    To maintain our qualification as a REIT we must also satisfy, at the close of each quarter of each taxable year, the following tests relating to the nature of our assets.

•	At least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities.

•	No more than 20% of the value of our total assets may be securities of one or more taxable REIT subsidiaries (described below).

•	Except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% asset test:

•	the value of any one issuer’s securities we own may not exceed 5% of the value of our total assets;

•	we may not own more than 10% of any one issuer’s outstanding voting securities; and

•	we may not own more than 10% of the total value of any one issuer’s outstanding securities.

The Internal Revenue Code provides a safe harbor under which certain types of debt securities are not treated as “securities” for purposes of the 10% value test described above including, generally, straight debt securities (including straight debt that provides for certain contingent payments), any loan to an individual or an estate or any rental agreement described in Section 467 of the Internal Revenue Code, other than with a “related person,” any obligation to pay rents from real property, certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico and any security issued by a REIT. In addition, a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership, any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test, and any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

We may hold one or more assets (or provide services to tenants) through one or more taxable REIT subsidiaries. To treat a subsidiary as a taxable REIT subsidiary, we and the subsidiary must make a joint election by filing a Form 8875 with the IRS. We and LHL made a joint election to treat LHL as our taxable REIT subsidiary effective January 1, 2001. A taxable REIT subsidiary will pay tax at the corporate rates on its earnings, but such earnings may include types of income that might jeopardize our REIT status if we earned it directly. We may hold up to 100% of the stock in a taxable REIT subsidiary. To prevent the shifting of income and expenses between us and a taxable REIT subsidiary, the Internal Revenue Code imposes on us a tax equal to 100% of certain items of income and expense that are not allocated between us and the taxable REIT subsidiary at arm’s length. The 100% tax is also imposed to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate. In the case of a qualified lodging facility (such as a hotel) leased by a REIT (directly or indirectly) to a taxable REIT subsidiary, the lease payments will not qualify as REIT-qualified rental income unless the property is operated on behalf of the taxable REIT subsidiary by an independent contractor. Moreover, at the time it enters into the operating agreement, the independent contractor must be actively engaged in the trade or business of operating qualified lodging facilities for persons not related to the REIT or the taxable REIT subsidiary. We believe the current operating agreements with LHL meet these requirements.

We may also hold one or more of our assets through one or more corporate subsidiaries that satisfy the requirements to be treated as “qualified REIT subsidiaries.” A qualified REIT subsidiary is disregarded for federal income tax purposes, which means, among other things, that for purposes of applying the gross income and assets tests, all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as ours. A subsidiary is a qualified REIT subsidiary if we own all the stock of the subsidiary. We may also hold one or more of our assets through other entities that may be disregarded for federal income tax purposes, such as one or more limited liability companies (LLCs) in which we are the only member.

Finally, as described above, we may hold one or more of our assets through one or more partnerships. For purposes of applying the REIT asset and gross income qualifications tests, and in other instances, Treasury regulations will treat us as owning a proportionate share of a partnership’s gross income and assets based on our percentage ownership of that partnership’s capital. For this reason, if we own any percentage of the capital interests in a partnership that we do not control, we may be unable to avoid sharing in that partnership’s non-REIT-qualifying assets and income.

If we satisfy the asset tests at the close of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in asset values. If our failure to satisfy the asset tests results, either in whole or in part, from an acquisition of securities or other property during a quarter, the failure can be cured by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. In some instances, however, we may be compelled to dispose of assets that we would prefer to retain.

For taxable years commencing on or after January 1, 2005, if we fail to satisfy the 5% or 10% asset tests described above after a 30 day cure period proscribed in the Internal Revenue Code, we will be deemed to have met such tests if the value of our non-qualifying assets is de minimis (that is, such value does not exceed the lesser of 1% of the total value of our assets at the end of the applicable quarter or $10,000,000) and we dispose of the non-qualifying assets (or otherwise cure such failure) within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by disposing of sufficient assets (or otherwise curing such failure) to meet the asset test within such six month period, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and disclosing certain information to the Internal Revenue Service. If we cannot avail itself of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements

To qualify as a REIT we must also distribute to our shareholders dividends (other than capital gain dividends) in an amount at least equal to (i) the sum of (A) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our “net capital gain”) and (B) 90% of the after-tax net income (if any) from foreclosure property, minus (ii) the sum of certain items of non-cash income (including, among other things, cancellation of indebtedness income and original issue discount income). In general, the distributions can be paid during the taxable year to which they relate. We may also satisfy the distribution requirements with respect to a particular year provided we (1) declare a sufficient dividend before timely filing our tax return for that year and (2) pay the dividend within the 12-month period following the close of the year, and on or before the date of the first regular dividend payment after such declaration.

To the extent we fail to distribute our net capital gain, and to the extent we distribute at least 90%, but less than 100%, of our “REIT taxable income” (as adjusted) we will be subject to tax at the regular corporate capital gains rates (with respect to the undistributed net capital gain) and at the regular corporate ordinary income tax rates (with respect to the undistributed REIT taxable income). Furthermore, if we fail to distribute during each calendar year at least the sum of (i) 85% of the REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed. In addition, if we dispose of any asset subject to the Built-In Gain Rule during the Recognition Period, we will be required to distribute at least 95% of the built-in gain (after tax), if any, recognized on the disposition. For this purpose, dividends declared in October, November or December of any calendar year and payable to shareholders of record on a specified date in such month, are treated as paid by us and as received by our shareholders on the last day of the calendar year, provided we actually pay the dividends no later than in January of the following calendar year.

We intend to make timely distributions sufficient to meet the annual distribution requirements. In this regard, because we may claim depreciation and other non-cash charges in computing our REIT taxable income, we expect our cash flow to exceed our REIT taxable income. It is possible, however, that from time-to-time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement. The shortfall may, for example, be due to differences between the time we actually receive income or pay an expense, and the time we must include the income or may deduct the expense for purposes of calculating our REIT taxable income. As a further example, the shortfall may be due to an excess of non-deductible cash outlays such as principal payments on debt and the acquisition of investments, over non-cash deductions such as depreciation. In such events, we may arrange for short-term or long-term borrowings so that we can pay the required dividends and meet the 90% distribution requirement.

Under certain circumstances, if we fail to meet the distribution requirement for a taxable year, we may correct the situation by paying “deficiency dividends” to our shareholders in a later year. By paying the deficiency dividend we may increase our dividends paid deduction for the earlier year, thereby reducing our REIT taxable income for the earlier year. However, if we pay a deficiency dividend, we will have to pay to the IRS interest based upon the amount of any deduction taken for such dividend.

Failure to Qualify

From and after the taxable year ending December 31, 2005, if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described earlier) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

If we fail to qualify for taxation as REIT in any taxable year and the above discussed relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which our qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

For any year in which we fail to qualify as a REIT, we will not be required to make distributions to our shareholders. Any distributions we do make will not be deductible by us, and will generally be taxable to our shareholders as ordinary income to the extent of our current and accumulated earnings and profits. Subject to certain limitations in the Internal Revenue Code, corporate shareholders receiving such distributions may be eligible to claim the dividends received deduction.

State and Local Taxes

We may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in common shares.

Taxation of U.S. Shareholders

As used herein, a holder of our shares is a “U.S. Shareholder” if the holder is (i) a citizen or resident of the United States who is a natural person, (ii) a corporation or a partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Internal Revenue Code and attending Treasury regulations) have authority to control all substantial decisions of the trust. In addition, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996 that are treated as United States persons on August 19, 1996 and elect to continue to be treated as United States persons, are also considered U.S. Shareholders. A holder of our shares is a “Non-U.S. Shareholder” if the holder is a nonresident alien or a foreign corporation, partnership, trust or estate.

As long as we qualify as a REIT, distributions that are made to our taxable U.S. Shareholders out of current or accumulated earnings and profits (and that are not designated as capital gain dividends) will be taken into account by them as ordinary income and will be ineligible for the dividends received deduction. These distributions will also not constitute “qualified dividend income” under Internal Revenue Code, meaning that such dividends will be taxed at marginal rates applicable to ordinary income rather than the special capital gain rates applicable to qualified dividend income distributed to shareholders who satisfy applicable holding period requirements. The portion of ordinary dividends made after December 31, 2002, which represent ordinary dividends we receive from a TRS, will be designated as “qualified dividend income” to REIT shareholders and are eligible for preferential tax rates if paid to our non-corporate shareholders.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held our shares. Any loss upon a sale or exchange of shares held for six months or less (determined by applying certain holding period rules), however, will be treated as a long-term capital loss to the extent the shareholder received from us distributions that were required to be treated as long-term capital gains.

We may elect to not distribute any net long-term capital gain and pay the tax thereon. In that case, a U.S. Shareholder will (i) include in its income, as long-term capital gain, its proportionate share of the undistributed gain, and (ii) claim, as a refundable tax credit, its proportionate share of the taxes paid. In addition, a shareholder will be entitled to increase the basis in our shares by an amount equal to the difference between its share of the undistributed long term capital gains and its share of the taxes paid.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of the shareholder’s shares. To the extent these distributions exceed the shareholder’s adjusted basis in its shares, the distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder.

Earnings and profits are allocated to distributions with respect to preferred stock before they are allocated to distributions with respect to common stock. Therefore, depending on our earnings and profits, distributions with respect to our preferred shares (as compared to distributions with respect to our common shares) are more likely to be treated as dividends than as a return of capital or a distribution in excess of basis.

Shareholders may not claim on their individual income tax returns our net operating losses or capital losses. In addition, distributions with respect to, and gain from the disposition of, our shares will be treated as “portfolio income” and, therefore, shareholders will be unable to claim passive losses against such income.

A redemption of our shares will be treated as a distribution and hence taxable as a dividend to the extent of our current or accumulated earnings and profits, unless the redemption is treated as a distribution in part or full payment in exchange for the redeemed shares under section 302(b) of the Internal Revenue Code. Under that statute, a redemption will generally be treated as a distribution in part or full payment in exchange for the redeemed shares if the distribution:

•	is “substantially disproportionate” with respect to your ownership in us;

•	results in a “complete termination” of your common and preferred share interests in us; or

•	is “not essentially equivalent to a dividend” with respect to you.

In determining whether any of these tests have been met, a shareholder must generally take into account our common and preferred shares considered to be owned by the shareholder by reason of constructive ownership rules as well as our common and preferred shares actually owned by the shareholder.

In general, a U.S. Shareholder will recognize gain or loss for federal income tax purposes on the sale or other disposition of common shares in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received in the sale or other disposition; and

•	the U.S. Shareholder’s adjusted tax basis in the common shares.

The gain or loss will be capital gain or loss if the common shares were held as a capital asset. Generally, the capital gain or loss will be long-term capital gain or loss if the common shares were held for more than one year.

Backup Withholding.    We will report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A shareholder may be subject to backup withholding with respect to dividends paid unless the holder (i) is a corporation or comes within certain other exempt categories and, if required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholdings rules. An individual U.S. Shareholder may satisfy the requirements by providing us with an appropriately prepared IRS Form W-9. Individual U.S. Shareholders who do not provide us with their correct taxpayer identification numbers may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability.

Tax-Exempt Shareholders.    Most tax-exempt organizations are not subject to federal income tax except to the extent of their unrelated business taxable income, which is often referred to as UBTI. Unless a tax-exempt shareholder holds its common shares as debt financed property or uses the common shares in an unrelated trade or business, distributions to the shareholder should not constitute UBTI. Similarly, if a tax-exempt shareholder sells common shares, the income from the sale should not constitute UBTI unless the shareholder held the shares as debt financed property or used the shares in a trade or business.

However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of “pension-held REITs” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as such for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held by qualified trusts if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code.

Taxation of Foreign Shareholders

The rules governing U.S. federal income taxation of Non-U.S. Shareholders are complex and no attempt will be made herein to provide more than a limited summary of those rules. We recommend that non-U.S. shareholders consult with their own tax advisors to determine the impact of U.S. federal, state, local or foreign income tax laws with regard to an investment in shares, including any reporting requirements.

Ordinary Dividends.    Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests (discussed below) and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions to Non-U.S. Shareholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable income tax treaty reduces that tax rate. If income from the investment in the shares is treated as effectively connected with the shareholder’s conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to tax at graduated rates in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation).

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends (other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends) paid to a Non-U.S. Shareholder, unless we receive the requisite proof that (i) a lower treaty rate applies or (ii) the income is “effectively connected income.” A Non-U.S. Shareholder claiming the benefit of a tax treaty may need to satisfy certification and other requirements, such as providing an IRS Form W-8BEN. A Non-U.S. Shareholder who wishes to claim distributions are effectively connected with a United States trade or business, may need to satisfy certification and other requirements, such as providing IRS Form W-8ECI. Other requirements, such as providing an IRS Form W-8IMY, may apply to Non-U.S. Shareholders that hold their shares through a financial intermediary or foreign partnership.

Return of Capital.    Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from disposition by us of a U.S. real property interest, will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will exceed our current and accumulated earnings and profits, then the distribution will be subject to withholding at the rate applicable to dividends. The Non-U.S. Shareholder, however, may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution did, in fact, exceed our current and accumulated earnings and profits.

Capital Gain Dividends.    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended, which we refer to as “FIRPTA.” Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if the gains were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders will be taxed on these distributions at the same capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard to whether the distributions are designated by us as capital gain dividends. Distributions subject to the FIRPTA provisions may also be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder unless the Shareholder is entitled to treaty relief or other exemption. Treasury Regulations under FIRPTA require us to withhold 35% of any distribution that we could designate as a capital gain dividend.

Although the law is not entirely clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common shares held by U.S. Shareholders would be treated with respect to Non-U.S. Shareholders in the same manner as actual distributions of capital gain dividends. Under that approach, Non-U.S. Shareholders would be able to offset as a credit against the U.S federal income tax liability their proportionate share of the tax paid by us on these undistributed capital gains. In addition, Non-U.S. Shareholders would be able to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed their actual federal income tax liability.

From and after the taxable year ending December 31, 2005, any capital gain dividend with respect to any class of stock which is “regularly traded” on an established securities market if the Non-U.S. Stockholder did not own more than 5% of such class of stock at any time during the taxable year is treated as an ordinary dividend. Non-U.S. Stockholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty). In addition, the branch profits tax will no longer apply to such distributions.

Sales of Shares.    Gain recognized by a Non-U.S. Shareholder upon a sale or exchange of shares generally will not be taxed under FIRPTA provided we are a “domestically controlled REIT.” In general we will qualify as a domestically held REIT if at all times during a designated testing period less than 50% in value of our shares are held (directly or indirectly) by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT” and that therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) its investment in our shares is

“effectively connected” with its conduct of a U.S. trade or business, or (ii) the Non-U.S. Shareholder is an alien individual who is present in the United States for 183 days or more during the taxable year. A similar rule will apply to capital gain dividends not subject to FIRPTA.

Although we anticipate that we will qualify as a domestically controlled REIT, because our shares will be publicly traded, no assurance can be given that we will continue to qualify. If we are not a domestically controlled REIT, then whether or not a Non-U.S. Shareholder’s sale of the shares will be subject to tax under FIRPTA will depend on (i) whether or not the shares were regularly traded on an established securities market (such as the New York Stock Exchange) and (ii) the size of the seller’s interest in the shares. If gain on the sale of shares is subject to tax under FIRPTA, then a Non-U.S. Shareholder is subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of such shares may be required to withhold 10% of the gross purchase price.

Federal Estate Taxes.    In general, if an individual who is not a citizen or resident (as defined in the Internal Revenue Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual’s estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Tax Aspects of the Operating Partnership

General.    The Operating Partnership holds substantially all of the Company’s investments. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes in its income its proportionate share of these Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held by the Operating Partnership.

Tax Allocations with Respect to the Properties.    Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which we refer to as a “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the partnership agreement of the Operating Partnership requires allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who have contributed interests in appreciated properties to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and the Company generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of the properties. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions and possibly amounts of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of the sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements.

Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including the “traditional method” that may leave some of the book-tax differences unaccounted for, or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. For most property contributions, the Operating Partnership and the Company have determined to use the “traditional method” for accounting for book-tax differences with respect to the properties contributed to the Operating Partnership. As a result of this determination, distributions to stockholders will be comprised of a greater portion of taxable income and less return of capital than if another method for accounting for book-tax differences had been selected. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for book-tax differences will be elected with respect to properties contributed to the Operating Partnership in the future.

With respect to any property purchased by the Operating Partnership, this property initially will have a tax basis equal to its fair market value and Section 704(c) of the Internal Revenue Code will not apply.

Basis in Operating Partnership Interest.    The Company’s adjusted tax basis in its interest in the Operating Partnership generally:

•	will equal the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company;

•	will increase by its allocable share of the Operating Partnership’s income and its allocable share of debt of the Operating Partnership; and

•	will decrease, but not below zero, by the Company’s allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to the Company, and constructive distributions resulting from a reduction in the Company’s share of debt of the Operating Partnership.

If the allocation of the Company’s distributive share of the Operating Partnership’s loss exceeds the adjusted tax basis of the Company’s partnership interest in the Operating Partnership, the recognition of the excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership’s distributions, or any decrease in the Company’s share of the debt of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed the Company’s adjusted tax basis, the excess distributions (including such constructive distributions) constitute taxable income to the Company. This taxable income normally will be characterized as long-term capital gain if the Company has held its interest in the Operating Partnership for longer than one year, subject to reduced tax rates described above for non-corporate U.S. Shareholders, to the extent designated by the Company as a capital gain dividend. Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

Sale of the Properties.    The Company’s share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income also may have an adverse effect upon the Company’s ability to satisfy the income tests for qualification as a REIT. Under existing law, whether the Operating Partnership holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership’s investment objectives.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriting syndicates represented by one or more managing underwriters;

•	to or through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We will describe the name or names of any underwriters, dealers or agents and the purchase price of the securities in a prospectus supplement relating to the securities.

In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions they receive from us, and any profit on the resale of the securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. The prospectus supplement will identify any underwriter or agent and will describe any compensation they receive from us.

We may engage one or more of the following (or their successors) to act as underwriter for an offering from time to time of any of the securities offered hereby in one or more placements:

•	A.G. Edwards & Sons, Inc.

•	Deutsche Banc Alex. Brown Inc.

•	Harris Investor Services, LLC

•	Legg Mason Wood Walker, Incorporated

•	Raymond James & Associates, Inc.

•	UBS Securities LLC

•	Wachovia Capital Markets, LLC

If we reach agreement with any one or more of these at-the-market underwriters on a placement, including the number of shares to be offered in the placement and any minimum price below which sales may not be made, such at-the-market underwriter would agree to use its commercially reasonable efforts, consistent with its normal trading and sales practices, to try to sell such shares on such terms. Such at-the-market underwriter could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act, including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange. At the market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part.

Unless otherwise specified in the prospectus supplement, each series of the securities will be a new issue with no established trading market, other than our common shares, which are currently listed on the New York Stock Exchange. We currently intend to list any capital shares sold pursuant to this prospectus on the New York Stock Exchange. We may elect to list any series of preferred shares or depositary shares on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we can give no assurance about the liquidity of the trading market for any of the securities.

Under agreements we may enter into, we may indemnify underwriters, dealers and agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act, or contribute with respect to payments that the underwriters, dealers or agents may be required to make.

From time to time, we may engage in transactions with these underwriters, dealers and agents in the ordinary course of business.

If indicated in the prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which we may make these delayed delivery contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such delayed delivery contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility with regard to the validity or performance of these delayed delivery contracts.

LEGAL MATTERS

DLA Piper Rudnick Gray Cary US LLP, Raleigh, North Carolina, has passed upon the validity of the securities offered by this prospectus and certain legal matters described under “Federal Income Tax Considerations.”

EXPERTS

The consolidated financial statements and schedule of LaSalle Hotel Properties as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states the Company acquired Chaminade Resort and Conference Center on November 18, 2004, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, Chaminade’s internal control over financial reporting associated with total assets of $19,686,000 and total revenues of $1,028,000 as of and for the year ended December 31, 2004.

The financial statements of Westban Hotel Venture as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of LNR Alexandria Limited Partnership as of November 30, 2003 and 2002, and for the years ended November 30, 2003, 2002 and 2001 appearing in LaSalle Hotel Properties Form 8-K/A dated June 30, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheets of Convention Hotel Partners, LLC as of December 31, 2003 and 2002, and the related statements of operations and members’ equity (deficit) and cash flows for the years ended December 31, 2003, 2002 and 2001 have been incorporated by reference herein in reliance upon the reports of Crowe Chizek and Company LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference room of the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference facilities. These documents also may be accessed through the SEC’s electronic data gathering, analysis and retrieval system (“EDGAR”) via electronic means, including the SEC’s home page on the Internet (http://www.sec.gov). In addition, since some of our securities are listed on the New York Stock Exchange, you can read our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated. We also specifically incorporate by reference any of these filings made after the date of the initial registration statement.

•	Our annual report on Form 10-K for the year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	Our definitive proxy statement filed February 28, 2005;

•	Our current reports on Form 8-K dated February 10, 2004, as amended, May 28, 2004, as amended, January 6, 2005 (Item 2.01 disclosure only), March 29, 2005, June 9, 2005 (excluding Item 7.01 and exhibit 99.1 of Item 9.01), August 3, 2005 and August 12, 2005 (excluding Item 7.01 and exhibit 99.1 of Item 9.01); and

•	The description of our common shares included in our registration statement on Form 8-A dated April 21, 1998.

You should direct requests for copies to the Chief Financial Officer, LaSalle Hotel Properties, 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814, (301) 941-1500.

We also maintain an Internet site at http://www.lasallehotels.com at which there is additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

2,200,000 Shares

Common Shares of

Beneficial Interest

PROSPECTUS SUPPLEMENT

October 7, 2005

Wachovia Securities

Raymond James

A.G. Edwards

Robert W. Baird & Co.

KeyBanc Capital Markets

BB&T Capital Markets